111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

November 4, 2014

Anu Dubey

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Filing Desk

Re: Smart Trust, Closed-End Fund Advisors Select BDC Trust, Series 1 (the “Fund”)

(File No. 333-198684) (CIK# 1618806)

Ms. Dubey:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), sponsor, depositor and principal underwriter of the Fund, is Amendment No. 2 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 (the “Act”) of units representing the ownership of interests in the Fund. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2014.

We received comments from the staff of the Commission in a letter from Anu Dubey on October 10, 2014 requesting that we make certain changes to the Registration Statement and filed Amendment No. 1 to the Registration Statement in response to such comments on October 29, 2014. In telephone conversations between Ms. Dubey and Matthew T. Wirig on October 31, 2014 and November 1, 2014, we were notified that the staff of the Commission had two additional comments to the Registration Statement.

The first comment requested that the Sponsor consider whether the Fund’s name creates the impression that the Fund is itself a business development company (a “BDC”). As discussed with Ms. Dubey, the Sponsor has considered the staff’s comment and does not believe that the Fund’s name creates the impression that the Fund is itself a BDC. Accordingly, the Fund’s name has not been changed.

The second comment requested further clarification of the regulatory basis for the Fund to invest in BDCs beyond the limits of Sections 12(d)(1)(A) and (B) of the Investment Company Act of 1940 (the “1940 Act”). The Fund intends to rely on the exemption from Section 12(d)(1) provided in Section 12(d)(1)(F) and Rule 12d1-3 thereunder. The Sponsor represents that, with respect to the Fund, it will comply with the conditions provided in Section 12(d)(1)(F) as modified by Rule 12d1-3.

The staff of the Commission requested that the registrant represent in writing that it will not use the staff’s comment process as a defense in any securities related litigation against it (i.e. a “Tandy” letter). These representations have been made under separate cover included in the Registration Statement.

In addition to Amendment No. 2 and the exhibits listed therein as being filed therewith, a memorandum reflecting changes from materials previously submitted is also submitted herewith. Additional changes in the Prospectus represent changes made to reflect certain corrections and minor alterations, the completion of various statements with information based on the securities deposited in the Fund and the dates of record, distribution and evaluation, together with a list of the deposited securities which will comprise the portfolio of the Fund, the Statement of Financial Condition and the Report of Independent Registered Public Accounting Firm. An effort has been made not only to indicate the changes by blacklining but also to list them in the memorandum setting forth changes.

The trust agreement was entered into today and Securities (as defined in the trust agreement) have been deposited with the trustee. In connection therewith, the trustee has provided in the name of Hennion & Walsh, Inc., documentation for units of fractional undivided interest in the Fund, which documentation is being retained by the trustee for delivery after the effectiveness of the Registration Statement.

We respectfully request that the Commission grant acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective as early as practicable today.

We have appreciated the courtesy and cooperation of the members of the staff of the Commission. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew W. Wirig at (312) 845-3432.

Very truly yours,

/s/ Chapman and Cutler LLP
Chapman and Cutler LLP

SRA/lew